Filed by Occidental Petroleum Corporation
pursuant to rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities and Exchange Act of 1934, as amended

Occidental Petroleum Corporation

November 2, 2005

STEVE CHAZEN

Senior Executive Vice President &

Chief Financial Officer

Merrill Lynch

2005 Global Energy Conference

Occidental Petroleum Corporation

Filed pursuant to Rule 425 and deemed filed pursuant to Rule 14a-12
Filing Person:  Occidental Petroleum Corporation
Subject Company: Vintage Petroleum, Inc.
File Number:  1-10578

Additional Information and Where to Find It

Oxy will file a Form S-4, Vintage will file a proxy statement and both companies will file other relevant documents concerning the proposed merger transaction with the Securities and Exchange Commission (SEC). INVESTORS ARE URGED TO
READ THE FORM S-4 AND PROXY STATEMENT WHEN THEY BECOME AVAILABLE AND ANY OTHER RELEVANT
DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by Oxy free of charge by contacting Christel Pauli, Counsel and Assistant Secretary,
Occidental Petroleum Corporation, at 10889 Wilshire Blvd., Los Angeles, California 90024. The documents will also be available online at www.oxy.com.

Participants in Solicitation

Oxy, Vintage and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Vintage shareholders in connection with the merger. Information about the directors and executive officers of
Oxy and their ownership of Oxy stock is set forth in the proxy statement for Oxy's 2005 Annual Meeting of Shareholders.
Information about the directors and executive officers of Vintage and their ownership of Vintage stock is set forth in the proxy statement for Vintage's 2005 Annual Meeting of Shareholders. Investors may obtain additional information regarding the interests of such participants by reading the Form S-4 and proxy statement for the merger when they become available.

Investors should read the Form S-4 and proxy statement carefully when they become available before making any voting or investment decisions.

Occidental Petroleum Corporation

2004 Proven Reserves of 2.5 billion barrels oil
equivalent

2004 Results: WTI = $41.40 per bbl

Net Income   $2.6 billion

Cash From Operations   $3.9 billion

Return on Equity   27.8%

Return on Capital Employed   20.2%

Total Shareholder Return   41.1%

Nine Month 2005 Results

Equity Market Capitalization $30 billion as of 10/26/05

4th largest U.S. oil & gas company

Net Income – Reported/Core    $4.129/$2.806 Billion

Earnings per Share – Reported/Core                                           $10.26/$6.97

Cash from Operations$ 3.7 Billion

Stockholders’ Equity        $13.9 Billion

*ROCE (%)                                                                                       36

*ROE (%)                                                                                            45

Consolidated Results

*Annualized through first nine months of 2005.

WTI = $55.40

See Appendix B for GAAP reconciliation.

Financial Performance Criteria

Return on Capital Employed

Measures Efficient Use of Capital

Return on Equity

Total Return to Stockholders

Stock Price Change Plus Dividend

20

Return On Capital Employed

Percent

15

15

11

15

12

11

9

2004

2002 - 2004

2000 - 2004

1995 - 2004

S&P 500

Oil & Gas Index

Oxy

Data Source: Bloomberg

See Appendix B for GAAP Reconciliation

Return On Common Equity

Percent

28

22

22

15

25

17

17

12

2004

2002 - 2004

2000 - 2004

1995 - 2004

S&P 500

Oil & Gas Index

Oxy

Data Source: Bloomberg

What’s Been Oxy Strategy:

Focused Operations

Value Creation

Disciplined Financial Philosophy

Worldwide Operations

Long Beach

Permian Basin

Horn Mountain

Hugoton

Elk Hills

Colombia

Ecuador

Libya

Russia

Pakistan

Oman

U.A.E.

Yemen

Qatar

.

.

.

Argentina

Thousand BOE/Day

515

476

566

547

461

425

438

395

Worldwide Production

Production & Reserve Additions

173

244

188

263

200

368

207

268

Million BOE

2004

2003

2002

2001

Production

Additions

See Appendix B for GAAP reconciliation.

Million BOE

Sources of Worldwide Reserve Additions

1,170

244

263

368

268

969

See Appendix B for GAAP reconciliation.

Finding & Development Costs

BP

OXY

XOM

CVX

KMG

BR

UCL

APA

APC

COP

DVN

AHC

5.00

5.42

5.71

6.77

6.95

7.00

8.20

8.58

15.99

9.72

9.35

17.18

6.05

3-Year Average

2002-2004 ($/BOE)

MRO

Data Source: Merrill Lynch Equity Research

2002-2004 Free Cash Flow*

$/BOE

OXY: 2004 $12.04/BOE

*  Combined (consolidated and other interests) exploration & production income after taxes and before interest, plus DD&A and exploration expense, less capital (excluding acquisitions and ARO costs) – divided by BOE sales.

See Appendix B for GAAP reconciliation

Focused Value Creation Strategy

Maintain Strong Balance Sheet

Disciplined Capital Expenditure Program

Selective Acquisitions

Moderate Predictable Reserve/Production Growth

Chemicals Provides Excess Cash Flow

Review Non-Core Investments

Review Dividend Policy Annually

Balance Sheet

6,354

4,890

2000

2001

2002

4,759

4,774

5,634

6,318

Total Debt - $ Millions

Total Equity - $Millions

2000

2001

2002

4,570

2003

2003

7,929

2004

3,905

2004

10,550

57

46

43

37

27

Debt/Cap - Percentage

3,017

3Q 2005

3Q 2005

13,906

18

2005 Capital Expenditures ($MM)

Oil & Gas US                                                                                                                                                $            850

Middle East / North Africa                                                                                            560

Latin America                                                                                                                                                                          160

Other International                                                                                                                                       10

Exploration                                                                                                                                                                                         280

Chemicals                                                                                                                                                                                            170

                                                                                                                                                                                                                                               2,030

Dolphin                                                                                                                                                                                                             360

                                                                           $ 2,390

Net Acquisition Capital                                                                                                    $2,100

Selective Acquisitions

Natural Consolidator

Permian Basin

California

Vulcan Chlor-Alkali Plants

Vintage Petroleum

Permian Basin Acquisitions

Spent $1.4 Billion on Asset Acquisitions

(Net of Asset Sales)

Projected Production Impact

Estimated Year-End 2005 Exit Rate of 30,000
BOE/Day

First Nine Months 2005

Chemical Highlights

Generate Cash Flow In Excess of
Capital Expenditures Through the
Business Cycle

Primary Mission of
Oxy’s Chemicals Business

Generated Nearly $3 Billion of Cash Flow After Capital
During the Last 10 Years

Generated Approximately $700 Million of Cash Flow
After Capital Through Nine Months 2005

Vintage Transaction Summary

Consideration

0.42 Oxy shares per Vintage share (~28.7 Mm Oxy shares)

$20.00 cash per Vintage share (~$1,366 Mm)

Strategic Overlap

Financially Accretive

Annual Synergies - $40-60 Mm cost savings and exploration
capital savings of ~$100 Mm

Growth Opportunities

Argentina and California are the primary drivers

Planned Repurchase of 9 Mm Oxy shares

Transaction Summary

Consideration                                                                                 $Mm

0.42 x 68.3 Mm shares x $74.98/share                                               $2,151

$20/share x 68.3 Mm shares                                                                                       1,366

Debt assumed                                                                                 550

Estimated Cash at closing                                                                          (225)

Total consideration                                                                                                                                         $3,842

Proved Reserves – 437 Mmboe (12/31/04)

Probable and Possible Reserves – 421 Mmboe (12/31/04)

2nd Qtr 2005 Production of ~76,000 Boepd

2005E Free Cash Flow

$/BOE

Strategic Overlap

Argentina

Significantly enhances Latin America
core area

22 concessions, mostly in the San Jorge
Basin

As of 12/31/04, ~217 Mmboe of proved
reserves, ~500 drilling locations (97%
historical drilling success rate)

Strong current production and expected
10-15% production growth over the next
few years driven by 3-D seismic

Effective export tax rate of ~27% at
$40.00 and ~31% at >$50

Multiple consolidation opportunities

10 Year average F&D costs:  $2.87/Boe

Vintage Properties

Buenos Aires

Vintage Growth Opportunities

Argentina

Strategic Overlap

Argentina – Historical and Forecast Production Growth

Strategic Overlap

California

Good strategic fit with existing
Oxy operations

~70 Mmboe of proved reserves
as of 12/31/04

Oxy sees significant
opportunity to increase
recovery on existing properties
(~20% over the next few years)

~11,000+ Boepd of production

Key fields are high quality
crude oil

Bakersfield

Elk Hills

Sacramento

San Francisco

Sacramento

Valley

Los Angeles

Oxy Producing Properties

Oxy Exploration Acreage

Vintage Properties

Vintage – Other Properties

Bolivia – Intriguing potential, needs long term
market development

Yemen

Candidates for portfolio rationalization

East Texas, Gulf Coast, Mid-Continent

Unconventional North American gas

~71 Mmboe of proved reserves as of 12/31/04

~19,000 Boepd of production

Divestitures expected to reduce purchase price per Boe

Transaction Value

Note: This slide is taken from VPI’s
analyst presentation at the UBS
conference in Las Vegas in May 2005.

$4,642

$3,849

      Total

$64.10

$52.91

Net Asset Value Per Share

67.7

67.7

Fully Diluted Shares

$4,339

$3,582

Net Asset Value

(378)

(342)

Other balance sheet items

45

45

Gathering/Marketing, Sulfur assets

30

30

Unevaluated O&G Properties

198

166

Possible 20%

398

328

Probable 50%

$4,046

$3,355

Proved 100%

Reserves Pre-tax PV10%

$6.67

$5.83

NYMEX Gas Price (6 to 1 ratio)

$40

$35

NYMEX Oil Price

As of 12/31/04 ($Mm, except per share and hydrocarbon prices)

Note:  The above is summarized for demonstration purposes

Pro-Forma Reserves by Country

Million BOE

1,982

348

58

63

49

47

24

US

Qatar

Yemen

Russia

Pakistan

Oman

Colombia

104

Ecuador

Proved reserves as of 12/31/04

217

Argentina

Bolivia

77

OXY

Vintage

Reserve Life of  12.7;
Total proved reserves
of 2,969 Mmboe

Dividends

2002-2004 Dividend Payments
Totaled Nearly $1.2 Billion

Annual Payout Rates Per Common Share

2002 = $1.00

2003 = $1.04

2004 = $1.10

2005 = $1.29

2006 = $1.44

Dividend Policy Evaluated Annually

Cash Dividends

Paid Continuously Since 1975

What’s ahead?

Success Riding on Two Factors

Add New Projects in Core Areas to Provide Growth

Maintain Strong Asset Base to Generate Cash to
Support Growth

Stay Focused on the Fundamentals

Maintain Financial Discipline and Focus

Execute Our Strategy

Create Long-Term Value

Production Growth Projects

Qatar:

ISND / ISSD

Dolphin

Oman: Mukhaizna Oil Field

Libya

Argentina

Permian Basin / California

Exploration

Current Plans to Drill 30-40 Wells in 2005

Awarded 9 Exploration Blocks in Libya in January

Dolphin Gas Project

Projected Start – late 2006

Invest Gross Capital

of $4 Billion
(2004-2006)

Oxy’s Share is 24.5%

Estimated Net Reserves:

300 Million BOE
(assumes 2 BCF/Day Gas
Production)

Oman - Mukhaizna Oil Field

Oxy Active in Oman
Since 1979

Oxy’s Nine Months 2005
Production 26,500 BOE/Day

Oxy Signs 30-Year
PSC for Oman’s Mukhaizna
Oil Field

Increase Production from
10,000BPD to 150,000BPD
(Gross)

CAPEX = $2 Billion

Ultimate Recovery 1 Billion
BBLS

Return to Libya

We Have Returned to our Historical Assets

3Q 2005 production 9,000 b/d

Production will contribute approximately 22,000 b/d to
Oxy's year-end 2005 exit rate.

Oxy’s net working interest in Libya covers
approximately 130,000 square kilometers

Exploration

Work program proceeding on nine blocks awarded
earlier this year

Significant Potential for Future Production
Growth Through Investment in EOR Projects

Return to Libya

EPSA II

NC143

EPSA II

NC145

EPSA II

NC144

EPSA 85

NC150

EPSA I

NC74

EPSA I

NC29

Concessions

102, 103

B

C

A

B

F

36

53

35

52

163

131

59

124

106

Concession Blocks

EPSA I (Zueitina)

EPSA II Exploration (Oxy)

EPSA 85 Exploration (Oxy)

EPSA IV #1 Exploration (Oxy)

Libya

Tunisia

Algeria

Niger

Chad

Egypt

Tripoli

Benghazi

Conclusion

Strong, Flexible Balance Sheet

Continued Oil & Gas Production Growth

Long-Lived Domestic Oil & Gas Reserve Base

New, High Potential Exploration Opportunities

Solid Base for Future Growth
And Profitability

Occidental Petroleum Corporation

The matters set forth in this presentation, including statements as to the expected benefits of the Vintage acquisition such as efficiencies, cost savings, financial strength, and the competitive ability and position of the combined company, and other statements identified by such words as "will," "estimates," "expects," "hopes," "projects," "plans," and similar expressions are forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform
Act of 1995. These forward-looking statements involve risks and uncertainties that could significantly affect expected results, including a delay in or failure to obtain required approvals, the possibility that the anticipated benefits from the acquisition cannot be fully realized, the possibility that costs or difficulties related to the integration will be greater than expected, the ability to manage regulatory, tax and legal matters, including changes in tax rates, the impact of competition, and other risk factors related to our industries as detailed in each of Oxy's and Vintage's reports filed with the SEC. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this presentation. Unless legally required, Oxy undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise. Actual results may differ from those set forth in or implied by the forward-looking statements.

The SEC limits the ability of oil and natural gas companies, in their filings with the SEC, to disclose reserves other than proved reserves demonstrated by actual production or conclusive formation tests to be economically producible under existing economic and operating conditions. We use certain terms in this presentation, such as probable, possible and recoverable reserves, that the SEC's guidelines limit in filings with the SEC.  Additionally, the SEC requires oil and natural gas companies, in their filings, to disclose non-financial statistical information about their consolidated entities separately from such information about their equity holdings and not to show combined totals.  Certain information in this presentation is shown on a combined basis; however, the information is disclosed separately in the Appendix.

Information contained in this presentation regarding Vintage's production, reserves, results, assets and other information has been taken from Vintage's public filings with the SEC. Oxy makes no representation with respect to the accuracy of this information.

U.S. investors are urged to consider carefully the disclosure in our Form 10-K, available through the following toll-free number, 1-88-OXYPETE (1-88-699-7383) or on the internet at http://www.oxy.com.  You can also obtain a copy from the SEC by calling 1-800-SEC-0330.

Appendix A – Vintage Acquisition

Strategic Overlap

Argentina – Strong Cash Margin

(16.99)

(13.74)

(9.51)

Export tax impact

(7.75)

(7.75)

(6.40)

Contract Differential

$25.56

(0.73)

(6.05)

32.31

5.70

35.26

$60.00

$15.50

(0.70)

(6.05)

22.25

5.70

24.09

$40.00

$19.48

Margin

(0.70)

G&A

(6.05)

LOE

26.23

Weighted Avg. Sales Price

5.70

Gas Sales

28.51

Oil Sales (net of export tax)

$50.00

NYMEX Assumption

Cash Margin Under Current Export Tax*

Per Boe

*Hypothetical margin above assumes a 35/65 export/domestic sales split, contract differential at recent VPI observed levels at or above $50 per Bbl. NYMEX, domestic sales value at parity to export value net of the tax, and 2005 VPI target oil/gas production mix, gas price and cost levels.

Contribution Analysis

                                                             VPI        OXY

% of Enterprise    Value                           9%              91%

% of Market Value                                           5%             95%

LTM EBITDA                                                           7%    93%

LTM Cash from Operations              6%              94%

Production (per Day)

  Oil                                                                                                                                       11%            89%

  Gas                                                                                                                          16%             84%

  Boe                                                                                                 12%             88%

Proved Reserves (Mmboe)                                  15%             85%

PDP Reserves (Mmboe)                                             13%             87%

Note: VPI numbers have been adjusted to take out hedging effects; without share buyback VPI’s Enterprise and
Market Value would be 11% and 7% respectively.  Market and Enterprise values are at the deal value.

Occidental Pro-Forma Financials

2005

14.51

14.86

Cash Flow Per Share

$9.76

$9.79

Earnings per Share

Occidental
Stand-alone

Pro-Forma

Pro-forma:  Consensus First Call Oxy 2005 estimate, including 9 Mm share buyback

Worldwide Production

Note:  Occidental + Vintage - No effects of rationalization

Occidental

Pro-Forma

Appendix B – GAAP Reconciliation

                                                                                                         US                                                  International                                          Worldwide

2004                                                                        OIL           GAS         BOE                 OIL                GAS         BOE                OIL              GAS             BOE

Consolidated Subsidiaries             1,494        2,101      1,844              499                 874          645             1,993        2,975           2,489

Other Interests                                                      -                 -                     -                43                   -             43                       43                     -              43

Worldwide                                                      1,494        2,101      1,844               542                  874          688             2,036        2,975            2,532

2003

Consolidated Subsidiaries            1,500        1,826     1,804                490                759          617             1,990        2,585            2,421

Other Interests                                                      -                 -                    -                 48                   9                 50                    48                  9                  50

Worldwide                                                      1,500        1,826      1,804                 538                768         667              2,038        2,594           2,471

2002

Consolidated Subsidiaries           1,452        1,821      1,755              476                228           514             1,928        2,049           2,269

Other Interests                                                        -                 -                     -                42                  -              42                       42                     -             42

Worldwide                                                      1,452        1,821      1,755               518                228           556              1,970        2,049          2,311

2001

Consolidated Subsidiaries           1,371       1,962      1,698               482                 106          499             1,853         2,068          2,197

Other Interests                                                     -                 -                    -                 44                  -              44                       44                     -             44

Worldwide                                                     1,371        1,962      1,698                526                 106          543              1,897        2,068          2,241

Worldwide Proven Reserves

(Million BOE)

GAAP RECONCILIATION

                         Consolidated Subsidiaries           Other Interests                    Worldwide

                                                             OIL       GAS      BOE                 OIL                 GAS    BOE                   OIL       GAS          BOE

United States                1,494        2,101      1,844                                 -             -                -        1,494    2,101    1,844

Qatar                                            237        668        348                         -             -                  -          237        668           348

Ecuador                                   104             -           104                         -             -                  -          104               -       104

Oman                                             46         100           63                         -             -                   -            46           100             63

Colombia                                   67              -             67                        (9)                      -         (9)          58               -        58

Russia                                             -              -                 -                  49                     -         49                    49                         -        49

Yemen                                          39              -             39                           3                      -           3                     42                        -         42

Pakistan                                         6          106          24                          -            -                    -             6             106              24

                                                        1,993      2,975   2,489                  43                        -               43           2,036      2,975   2,532

2004 Proven Reserves by Country

(Million BOE)

GAAP RECONCILIATION

(Million BOE)                  Consolidated Subsidiaries       Other Interests                   Worldwide
                                                                                       OIL     GAS       BOE                 OIL        GAS     BOE           OIL      GAS          BOE

PRODUCTION

2000                                                                        117      259         160                         8                  -          8               125       259      168

2001                                                                        124      241         164                         9                  -          9               133       241      173

2002                                                                        142      229         180                         8                  -          8               150       229      188

2003                                                                        153      221         190                     10                  -        10             163       221      200

2004                                                                        159      233         198                         9                  -          9               168       233      207

Proved Reserve Additions

2000                                                                   1,041      777     1,170                     -          -                -            1,041     777    1,170

2001                                                                        219      100         236                         8                   -         8                 227      100      244

2002                                                                        221      216         257                         6                   -         6                 227      216      263

2003                                                                        223      766         351                     16                   9            18               23      775            368

2004                                                                        162      624         266                         4                 (9)       2               166      615       268

Worldwide Production and Proved
Reserve Additions

GAAP RECONCILIATION

(Million BOE)                                                 Consolidated Subsidiaries                    Other Interests                               Worldwide

                                                                                                      OIL                GAS                BOE                 OIL                GAS          BOE                                                     OIL        GAS         BOE

2004

Revisions                                                          5          241              45                              5                     (9)               3                                                        10         232           48

Improved Recovery                                          88          185             120                               1                     -                                1                  89         185          121

Extensions and Discoveries                               30          191               61                              2                      -                 2                    32         191           63

Purchases                                                       39              7              40                              (4)                    -                 (4)                 35            7            36

                                                                                                       162                 624                  266                       4                   (9)          2                 166         615           268

2003

Revisions                                                        (1)           44                6                               6                    -                  6                                 5          44            12

Improved Recovery                                         85            70              97                               4                     9                 6                               89           79          102

Extensions and Discoveries                              41           597            141                               6                            -           6                  47          597           147

Purchases                                                      98             55             107                              -                        -                -                             98                      55          107

                                                                                                      223                   766                 351                       16                    9               18                           239         775          368

2002

Revisions                                                       13            (54)                      4                             (1)                             -         (1)                  12         (54)                    3

Improved Recovery                                       112           151             137                               5                     -                  5                  117         151          142

Extensions and Discoveries                              40             50               -                                 -                       -                -                                                           40          60             50

Purchases                                                      56             59              66                               2                              -           2                  58            9             68

                                                                                                      221                  216                  257                       6                    -                  6                           227                216           263

2001

Revisions                                                       21             (49)                    13                             8                     -                  8                                                    29           (49)           21

Improved Recovery                                        139             23             143                             -                     -                 -                            139                    23           143

Extensions and Discoveries                              56            122              76                              -                      -                  -                           56                     122            76

Purchases                                                        3               4                4                              -                     -                 -                                3                         4              4

                                                                                                      219                   100                  236                     8                      -                 8                           227                100          244

2000

Revisions                                                       62            223             99                               1                      -                      1                  63         223           100

Improved Recovery                                         42             25               46                              -                      -                  -                             42                     25             46

Extensions and Discoveries                              37           112              56                              (1)                     -                (1)                 36         112             55

Purchases                                                     900           417             969                              -                      -                  -                           900                  417            969

                                                                                                   1,041                  777               1,170                           -                     -                   -                       1,041                777              1,170

Sources of Worldwide Proved
Reserve Additions

GAAP RECONCILIATION

                                                                                                                                                                                                                               2004
Occidental Petroleum Consolidated Statement of Cash Flows

Cash flow from operating activities                                                                                                                                                                         $      3,878

Cash flow from investing activities                                                                                                                                                                                     (2,288)

Cash flow from financing activities                                                                                                                                                                                           (824)

Change in cash                                                                                                                                                                                                                                     $            766

                                                                                                                2004
                                                                                                                                                           Consolidated                 Other

                                                                                  Subsidiaries              Interests             Worldwide

FAS 69 GAAP Oil & Gas results of operations                 $     2,781             $                    50                              $    2,831

Depreciation, depletion & amortization                                           1,040                                12                            1,052

Exploration expense                                                                                                     214                                     1                                       215

Capital expenditures (excluding acquisitions)                      (1,596)                       (11)                              (1,607)

Cash flow from operations                                                                              $    2,439                      $         52                       $       2,491

Sales volumes (million BOE)                                                                                                                                                     206.83

Cash flow per BOE                                                                                                                                                             $         12.04

Oil & Gas: Cash Flow

($ Millions, except $/BOE)

GAAP RECONCILIATION

                                                                                                                                                                                                       Annual Average
                                                                                                                                         2002 - 2004

Occidental Petroleum Consolidated Statement of Cash Flows

Cash flow from operating activities                                                                                                                                                                        $      3,017

Cash flow from investing activities                                                                                                                                                                                   (2,002)

Cash flow from financing activities                                                                                                                                                                                         (599)

Change in cash                                                                                                                                                                                                                                     $            416

                                                                                                 Annual Average 2002 - 2004
                                                                             Consolidated                  Other

                                                                                  Subsidiaries              Interests             Worldwide

FAS 69 GAAP Oil & Gas results of operations               $        2,095             $                   26                               $     2,121

Depreciation, depletion & amortization                                               933                                  14                                947

Exploration expense                                                                                                      176                                    0                                        176

Capital expenditures (excluding acquisitions)                      (1,272)                         (9)                               (1,281)

Cash flow from operations                                                                            $     1,932                      $         31                       $      1,963

Sales volumes (million BOE)                                                                                                                                                    200.15

Cash flow per BOE                                                                                                                                                            $             9.81

Oil & Gas: Cash Flow

($ Millions, except $/BOE)

GAAP RECONCILIATION

                                                                                                                               December 31               September 30              2005
                                                                         2004                                       2005                      Annualized

GAAP measure – earnings applicable                 $     2,568                      $    4,129

    to common shareholders

Interest expense                                                                                          239                          178

Tax effect of interest expense                                     (84)                         (62)

Earnings before tax-effected interest expense  $    2,723                       4,245

GAAP stockholders’ equity                                $  10,550                      $   13,909

Debt

   GAAP debt

      Debt, including current maturities                  $    3,804                       $     3,017

  Non-GAAP debt

      Capital lease obligation                                                           26                             26

      Subsidiary preferred stock                                                   75                             75

Total debt                                                                                                 $   3,905                  $     3,461

Total capital employed                                                           $ 14,455                  $   16,926

RETURN ON CAPITAL EMPLOYED (ROCE) (%)   20.2                           27.1                          36.1

Return on Capital Employed (ROCE)
($ Millions)

GAAP RECONCILIATION